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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               CELERIS CORPORATION
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    (Exact name of registrant as specified in its Articles of Incorporation)


             Minnesota                                       41-1545493
   -----------------------------                     --------------------------
      (State of incorporation                             (I.R.S. Employer
           or organization)                              Identification No.)

       1801 West End Avenue
 Suite 750, Nashville, Tennessee                                37203
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       (Address of principal                                  (Zip Code)
         executive offices)

If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. [ ]                                   box. [X]

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                Name of each exchange on
        to be so registered                which each class is to be registered
        -------------------                -------------------------------------
        None                               None

Securities to be registered pursuant to 12(g) of the Act:

                     Junior Preferred Stock Purchase Rights

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Item 1. Description of Registrant's Securities to be Registered

     On March 6, 2001, the Board of Directors of Celeris Incorporated (the "Company") declared a dividend distribution of one right (a "Right") for each share of common stock, $.01 par value per share (the "Common Stock") of the Company payable on March 6, 2001 to holders of record of the Company's Common Stock at the close of business on March 6, 2001. Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of Series B Junior Participating Preferred Stock (the "Preferred Stock") at a price of $7.50 per one one-hundredth (1/100th) of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated March 6, 2001 (the "Rights Agreement"), between the Company and Wells Fargo Bank Minnesota, N.A., as rights agent (the "Rights Agent").

     The Rights become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the date of public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of any class of the outstanding voting stock of the Company (an "Acquiring Person") pursuant to Section 13(d) of the Exchange Act, by the Company or an Acquiring Person that an Acquiring Person has become such, or (ii) the tenth (10th) business day (or such later date as may be determined by the Board of Directors after the date of the commencement by any Person (other than an Exempt Person) of, or of the first public announcement of the intention of any Person (other than an Exempt Person) to commence, a tender or exchange offer the consummation of which would result in any Person owning 15% or more of the then outstanding Common Shares. Prior to such Distribution Date, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Company's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of March 6, 2001, by such Common Stock certificate.

     An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such plan, (D) any person, together with all affiliates and associates of such person, whose ownership of 15% or more of the shares of any class of voting stock of the Company then outstanding results solely from (i) any action or transactions approved by the Board of Directors (as defined in the Rights Agreement) prior to such person or group becoming an Acquiring Person, or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors, or (E) any person, together with any affiliates or associates of such person, who would otherwise be deemed an Acquiring Person, but who provides a written proposal to the Board of Directors upon becoming an Acquiring Person which contains price and term information for a proposed merger, share exchange or consolidation, which terms are acceptable to the Board; provided, that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of any additional shares of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii). Notwithstanding the foregoing, if the Board of Directors


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determines that an Acquiring Person became an Acquiring Person inadvertently and such holder divests shares of the Company's Common Stock so that such person would no longer constitute an Acquiring Person, then, in such an event, that Person will not be deemed to be an Acquiring Person.

     At any time on or prior to the close of business on the earlier of (i) the Close of Business on the date that a person or group of affiliated or associated persons announces that they or it becomes an Acquiring Person, or (ii) March 6, 2011, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after March 6, 2001 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of March 6, 2001, with or without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("the Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on March 6, 2011, unless earlier redeemed by the Company.

     In the event that a person or group of affiliated or associated persons become an Acquiring Person, each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Purchase Price, that number of shares of the Common Stock of the Company (or cash, other securities or property) having a market value at the time of the transaction equal to twice the Purchase Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement). In addition, unless the transaction is approved by the Board of Directors, in the event that, after the time the Rights become exercisable, the Company is to be acquired in a merger, consolidation, share exchange or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, is to be sold or transferred in one or a series of related transactions, each holder of record of a Right will from and after such date have the right to receive, upon payment of the Purchase Price, that number of shares of Common Stock of the acquiring company having a market value at the time of such transaction equal to twice the Purchase Price.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or


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reclassification of, the Preferred Stock, (ii) upon the grant to holders of the
Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths (1/100th) of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a split of the Common Stock or a dividend on the Common Stock payable in Common Stock or subdivisions, combinations or reclassifications of the Common Stock occurring, in any such case, prior to the Distribution Date.

     The Company will issue cash in lieu of fractional shares of Preferred Stock which are not integral multiples of one one-hundredth of a share of Preferred Stock. The Company will issue cash in lieu of fractional shares of Common Stock.

     Any of the provisions of the Rights Agreement may be amended by the Company's Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

     The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to an amount equal to accrued and unpaid dividends plus the greater of (i) $100 per share, or (ii) 100 times the aggregate amount to be distributed per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock as a single class. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any tender offer or merger approved by the Company because the Rights


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do not become exercisable in the event of a transaction approved by the Board of
Directors of the Company.

     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as (i) Exhibit A, Articles of Amendment to the Company's Articles of Incorporation, (ii) Exhibit B, Form of Summary of Rights, and (iii) Exhibit C, Form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

ITEM 2.  EXHIBITS.

        4.1 Rights Agreement, dated March 6, 2001, between Celeris Corporation and Wells Fargo Bank Minnesota, N.A., including Certificate of Designations Preferences and Rights (Exhibit A), Form of Rights Certificate (Exhibit B), and Form of Summary of Rights (Exhibit C).





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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                      CELERIS CORPORATION



                                      By:  /s/ Paul R. Johnson
                                           -------------------------------------
                                           Paul R. Johnson
                                           Vice President,
                                           Chief Financial Officer and Secretary


Date: March 6, 2001





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